SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________




                                    FORM 11-K




 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


                      AIR METHODS CORPORATION 401(k) PLAN
                              (Full title of plan)



                            AIR METHODS CORPORATION
                7301 SOUTH PEORIA ST., ENGLEWOOD, COLORADO 80112
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION


The financial statements and schedule of the Air Methods Corporation 401(k) Plan for the year ended December 31, 2002 prepared in accordance with the financial reporting requirement of ERISA along with the independent auditors' report thereon is provided beginning on page 1 attached hereto.


                                    EXHIBITS

23.1  Consent  of  KPMG  LLP

99.1 Certification adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       AIR METHODS CORPORATION 401(k) PLAN
                                 (Name of Plan)


Dated:  July 14, 2003                     By:  /s/  Kathleen Ann Bailey
                                               ------------------------
                                               Kathleen Ann Bailey
                                               Compensation and Benefits Manager
                                               Air Methods Corporation
                                               Plan Administrator

                       AIR METHODS CORPORATION 401(k) PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                       AIR METHODS CORPORATION 401(k) PLAN


                                TABLE OF CONTENTS



                                                                            PAGE

Independent  Auditors'  Report                                                 1

Statements of Net Assets Available for Participant Benefits
     December 31, 2002 and  2001                                               2

Statements of Changes in Net Assets Available for Participant Benefits
     Years  ended  December  31,  2002  and  2001                              3

Notes  to  Financial  Statements                                               4

SUPPLEMENTAL  SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December  31,  2002                                                            9

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Air Methods Corporation:

We have audited the accompanying statements of net assets available for participant benefits of the Air Methods Corporation 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 2002 and 2001, and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.


                                    KPMG LLP




Denver, Colorado
July 3, 2003

                      AIR METHODS CORPORATION 401(k) PLAN

          Statements of Net Assets Available for Participant Benefits

                           December 31, 2002 and 2001


                                                           2002         2001
                                                        -----------  ----------
Assets:
  Investments, at fair value (note 3):
    Pooled funds                                        $12,798,257  12,006,576
  Air Methods Corporation common stock                      805,057     448,448
  Loans to participants                                     606,061     648,933
                                                        -----------  ----------
         Net assets available for participant benefits  $14,209,375  13,103,957
                                                        ===========  ==========

See accompanying notes to financial statements.

                      AIR METHODS CORPORATION 401(k) PLAN

     Statements of Changes in Net Assets Available for Participant Benefits

                        Years ended December 31, 2002 and 2001


                                                                2002          2001
                                                            -------------  -----------
Additions to net assets attributed to:
  Contributions:
    Employer                                                $  1,597,248    1,171,048
    Participants                                               2,423,378    2,016,326
    Rollover                                                     224,846       43,236
                                                            -------------  -----------
                                                               4,245,472    3,230,610
                                                            -------------  -----------
  Investment loss:
    Net realized and unrealized depreciation
      of investments (note 3)                                 (2,719,220)  (2,765,159)
    Interest and dividends                                       218,379      189,909
                                                            -------------  -----------
          Net investment loss                                 (2,500,841)  (2,575,250)
                                                            -------------  -----------
          Total additions                                      1,744,631      655,360
                                                            -------------  -----------
Deductions from net assets attributed to:
  Distributions to participants, including administrative
    expenses and other                                          (639,213)    (987,933)
                                                            -------------  -----------
          Net increase (decrease) in net assets available
            for participant benefits                           1,105,418     (332,573)
                                                            -------------  -----------
Net assets available for participant benefits:
  Beginning of year                                           13,103,957   13,436,530
                                                            -------------  -----------
  End of year                                               $ 14,209,375   13,103,957
                                                            =============  ===========

See accompanying notes to financial statements

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF FINANCIAL STATEMENT PRESENTATION

          The Air Methods Corporation 401(k) Plan (the Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for participant benefits and the changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          The Plan's investments are managed by Wells Fargo Trust Operations (Wells Fargo), the trustee of the Plan. Investments in equity and fixed income pooled funds are stated at fair values based upon quoted market prices of securities underlying the pooled funds. The common stock of the Employer is stated at fair value based upon published market price. The Cash Investment Money Market Fund is stated at cost, which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Dividend income is recorded on the ex-dividend date. Gains and losses on sales of investments are determined using the average-cost method.

          The Stable Return Fund is an unallocated insurance contract that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts. These contracts are carried in the fund at cost plus accrued interest, which approximates fair market value. The Stable Return Fund was reported at contract value, which approximates fair market value. The crediting interest rates are fixed for the life of the underlying investment or change quarterly. The average yield for the year ended December 31, 2002 was approximately 5.88%. The crediting interest rates as of December 31, 2002 and 2001 ranged from 1.53% - 8.04% and 2.03% - 8.50%, respectively.

     (c)  LOANS  TO  PARTICIPANTS

          Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 1% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 15 years. The interest rates on loans outstanding range from 5.25% to 10.50% at December 31, 2002.


                                        4                            (Continued)

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(2)  PLAN DESCRIPTION

     The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (IRC). The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan's assets and valuation of the individual participant's accounts.

          Employees who have completed 1 hour of service and are over the age of 18 are eligible to participate in the Plan.

          Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, the participants would become 100% vested in their accounts.

          Each participant is assessed an annual administrative fee, which is accounted for as a distribution and varies based upon the number of participants and rates negotiated by the Employer. All other plan expenses are paid by the Employer.

     (b)  CONTRIBUTIONS

          The Employer will make a contribution equal to 60% of the first 6% of compensation (the employer matching contribution) contributed by the employee for 2002. During the year ended December 31, 2002, the Employer also made a profit-sharing contribution of 2%.

          Participants may annually contribute from 1% to 18% of their annual compensation, subject to annual IRC limitations ($11,000 in 2002 and $10,500 in 2001). The contributions are invested at the direction of the participant in a variety of investment options, as described in note  3.

     (c)  DISTRIBUTIONS

          Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship, or termination of employment. Distributions are either in a lump-sum cash payment or through a ten-year certain life annuity.

          Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2002 or 2001.


                                        5                            (Continued)

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (d)  VESTING

          Participant contributions and employer discretionary contributions and the earnings thereon are fully vested at all times. Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:


                                                NONFORFEITABLE
                                    YEARS OF        VESTED
                                    SERVICE       PERCENTAGE
                                --------------- --------------
                                       1            33.33%
                                       2            66.67%
                                       3           100.00%


          Forfeiture amounts are used to reduce future Employer contributions and totaled $24,192 and $14,522 for the years ended December 31, 2002 and 2001, respectively.

     (e)  PLAN  AMENDMENTS

          During 2002, the Plan was amended to allow eligible employees to contribute up to 100% of their base compensation, subject to statutory limitations, and to allow for catch up contributions for certain participants who have reached the age of 50.

(3)  INVESTMENTS

     The Plan's various investment options consist of pooled funds managed by the trustee and are described by the trustee as follows. The assets held under these investment options are summarized in the attached schedule.

     GROWTH FUNDS - mutual funds consisting primarily of common stocks with a record of paying dividends, and which are widely recognized Standard & Poor's 500 and Standard & Poor's Mid-Cap issues or are of firms that have had significant earnings growth over the past 10 years.

     GROWTH & INCOME FUNDS - mutual funds consisting primarily of common stocks of well-known companies with histories of stable and improving revenue and earnings, and fixed income and money market securities.

     BOND FUNDS - mutual funds consisting of Government agency mortgage-related securities and investment grade corporate debt securities and debt securities of the U.S. Government or its agencies.

     INTERNATIONAL FUNDS - mutual funds consisting primarily of common stocks of companies outside the United States.

     MONEY MARKET FUND - mutual fund consisting of short-term money market securities.

     GUARANTEED CERTIFICATE FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

     STABLE RETURN FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.


                                        6                            (Continued)

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     EMPLOYER STOCK - common stock of Air Methods Corporation.

     The following presents investments that represent 5% or more of the Plan's net assets available for participant benefits at December 31:

                                                        FAIR  VALUE
                                               --------------------------------
                                                    2002             2001
                                               ---------------  ---------------
Janus Mercury Fund                             $1,311,667       1,903,702

Wells Fargo Large Company Growth Fund             985,368       1,281,868

American Century Income & Growth Fund             859,613         892,382

American Century Small Cap Value Fund             801,219               -  *

Dreyfus Intermediate Term Income Fund           1,396,735         941,368

Wells Fargo Cash Investment Money Market Fund     812,833         740,823

Wells Fargo Stable Return Fund                  1,451,555               -  *

Air Methods Corporation Common Stock              805,057               -  *

Janus Enterprise Fund                                   -  *      895,018

Wells Fargo Outlook 2030 Fund                           -  *      829,175

Wells Fargo Outlook 2040 Fund                           -  *      725,337

MFS Capital Opportunities Fund                          -  *      786,380

*    Investments not in excess of 5% of Plan assets at respective date.

Net depreciation in fair value for the years ended December 31, including realized gains and losses, was as follows:

                                          2002         2001
                                      ------------  -----------

Pooled funds                          $(2,655,304)  (2,972,645)

Air Methods Corporation Common Stock      (63,916)     207,486
                                      ------------  -----------

                                      $(2,719,220)  (2,765,159)
                                      ============  ===========


                                        7                            (Continued)

                       AIR METHODS CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(4)  FEDERAL  INCOME  TAXES

     The Plan has received a determination letter dated August 30, 2001 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the IRC and is, therefore, exempt from federal income taxes under provisions of Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

     Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

(5)  RISKS  AND  UNCERTAINTIES

     The Plan provides for various investments in pooled separate accounts. Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

                                                                        SCHEDULE

                                  AIR METHODS CORPORATION 401(k) PLAN

                     Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                                           December 31, 2002


IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY, AND DESCRIPTION OF INVESTMENT     FAIR VALUE
--------------------------------------------------------------------------------------  --------------
Wells Fargo Trust Operations Pooled Funds:
  Growth Funds:
    Janus Mercury Fund                                                                  $    1,311,667
    Janus Enterprise Fund                                                                      683,285
    Lord Abbett Mid Cap Value Fund                                                             572,383
    Wells Fargo Index Fund                                                                     668,139
    Wells Fargo Large Company Growth Fund                                                      985,368
    Wells Fargo Small Cap Growth Fund                                                          298,539
    Wells Fargo Outlook 2030 Fund                                                              667,150
    Wells Fargo Outlook 2040 Fund                                                              607,672
                                                                                        --------------
                                                                                             5,794,203
                                                                                        --------------
  Growth & Income Funds:
    MFS Capital Opportunities Fund                                                             577,986
    American Century Income & Growth Fund                                                      859,613
    American Century Small Cap Value Fund                                                      801,219
    Wells Fargo Outlook 2010 Fund                                                              103,307
    Wells Fargo Outlook 2020 Fund                                                              623,284
                                                                                        --------------
                                                                                             2,965,409
                                                                                        --------------
  Bond Fund:
    Dreyfus Intermediate Term Income Fund                                                    1,396,735
                                                                                        --------------
  International Fund:
    Janus Adviser International Fund                                                           377,522
                                                                                        --------------
  Wells Fargo Cash Investment Money Market Fund                                                812,833
  Wells Fargo Stable Return Fund                                                             1,451,555
                                                                                        --------------
          Total pooled funds                                                                12,798,257
  Air Methods Corporation common stock                                                         805,057
  Participant loans (interest rates ranging from 5.25% to 10.50%)                              606,061
                                                                                        --------------
                                                                                        $   14,209,375
                                                                                        ==============

All investments are held by Wells Fargo Trust Operations, which is a party-in-interest.

See accompanying independent auditors' report.